Exhibit 99.1

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Ascentage Pharma Appoints Dr. Veet Misra as Chief Financial Officer and Eric Huang as Senior Vice President of Global Corporate Development and Finance

ROCKVILLE, Md. and SUZHOU, China, July 7th, 2025 – Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”), a global biopharmaceutical company dedicated to addressing unmet medical needs in cancers, announced the appointments of Veet Misra, Ph.D., as the Company’s Chief Financial Officer, and Mr. Eric Huang, as Senior Vice President of Global Corporate Development and Finance. Both Dr. Misra and Mr. Huang will report directly to Dajun Yang, M.D., Ph.D., the Company’s Chairman & Chief Executive Officer.

Dr. Yang said, “I am excited to welcome Veet and Eric to our senior management team. As an innovative biopharmaceutical company dual listed on the Hong Kong Stock Exchange and Nasdaq, Ascentage Pharma is entering a phase of notable growth. The addition of these seasoned executives will help accelerate the implementation of our global strategy of becoming a leading, fully integrated global biopharmaceutical company.”

Dr. Misra brings a rare combination of deep scientific background in biology and significant experience in U.S. capital markets in the biopharmaceutical sector. “I am confident that Veet’s unique blend of scientific acumen and capital markets expertise can help us garner stronger traction in the global capital markets and strengthen our operations,” added Dr. Yang.

Mr. Huang brings rich expertise in the global pharmaceutical industry and a wealth of experience in corporate management. “This makes Eric a great match for Ascentage Pharma’s long-term growth needs. His experience will help drive excellence in Ascentage Pharma’s corporate operations as the Company continues to make headway in expanding globally,” said Dr. Yang.

Dr. Misra commented, “I am thrilled to join Ascentage Pharma as its Chief Financial Officer. Ascentage Pharma is a global leader in apoptosis-targeted therapies. Its dual listing in Hong Kong and the U.S. reflects strong recognition of the Company in these two premier markets. I look forward to working with my colleagues to accelerate the global development of the Company’s innovative pipeline and create sustained value for patients and shareholders.”

Mr. Huang said, “It is my great honor to join Ascentage Pharma, a company that has established growing global competitiveness in the field of hematologic malignancies. The strategic partnership with Takeda and the dual listing in Hong Kong and the U.S. have created a sound foundation for global expansion. I look forward to working closely with the Company’s management team to further improve operations and efficiently integrate the Company’s existing resources to accelerate the global development and commercialization of its core assets, ultimately bringing more novel therapeutics to patients in need.”

Dr. Misra has more than 20 years of experience in investment banking. Prior to joining Ascentage Pharma, he was a Managing Director in the Healthcare Investment Banking group at Cantor Fitzgerald where he covered the biopharmaceutical sector. Before that, he worked in the life sciences investment banking groups at Houlihan Lokey and RBC Capital Markets. Over the course of his banking career, Dr. Misra advised on deals spanning equity, equity-linked, debt, and debt restructuring, as well as buy-side/sell-side M&A and corporate strategy, primarily focusing on the biotechnology sector. Dr. Misra earned a Ph.D. in Molecular Biology, with a focus on the oncology field, from the University of Toronto and an MBA in Finance & Strategy from the Schulich School of Business in Toronto.

Mr. Huang has served in various managerial positions at multinational companies for more than 20 years and possesses extensive experience in driving continuous financial performance improvement, business/operational excellence, and global operations. Prior to joining Ascentage Pharma, Mr. Huang served as the Chief Financial Officer for Greater China and Asia-Pacific at Beigene, where he also led Global Technical Operations Finance and Global Commercial Finance, and implemented comprehensive financial planning management and optimized globally-based resource allocation leading to sustained financial improvements. Before that, Mr. Huang was at Novartis, where he served as the head of finance for multiple countries and regions. Mr. Huang received an MBA in Finance from Dowling Business School.

About Ascentage Pharma

Ascentage Pharma (NASDAQ: AAPG; HKEX: 6855) is a global biopharmaceutical company dedicated to addressing unmet medical needs in cancers. The company has built a rich pipeline of innovative drug candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53 and next-generation kinase inhibitors.

The lead asset, olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. It is covered by the China National Reimbursement Drug List (NRDL). The Company is currently conducting an FDA-cleared, global registrational Phase III trial, or POLARIS-2, of olverembatinib for CML, as well as global registrational Phase III trials for patients with newly diagnosed Ph+ ALL and SDH-deficient GIST patients.

The second lead asset, lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. The NDA for the treatment of relapsed and/or refractory CLL and SLL was accepted with Priority Review designation by China’s National Medical Products Administration. The Company is currently conducting 4 global registrational Phase III trials: the GLORA study of lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with AML; and the GLORA-4 study in patients with newly diagnosed higher risk MDS.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” in its Registration Statement on Form F-1, as amended, filed with the SEC on January 21, 2025, and the Form 20-F filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited we made or make from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Relations:

Hogan Wan, Head of IR and Strategy

Ascentage Pharma

Hogan.Wan@ascentage.com

+86 512 85557777

Stephanie Carrington

ICR Healthcare

Stephanie.Carrington@icrhealthcare.com

+1 (646) 277-1282

Media Relations:

Sean Leous

ICR Healthcare

Sean.Leous@icrhealthcare.com

+1 (646) 866-4012

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